October 16, 2015

By Hand and EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street N.E.,

Washington, D.C. 20549.

Attention: Laura Nicholson, Special Counsel

Re:	New Business Netherlands N.V.
Amendment No. 3 to Registration Statement on Form F-1
Form F-1 (File No. 333-205804)

Dear Ms. Nicholson:

On behalf of our client, New Business Netherlands N.V. (the “Registrant”), we are writing to respond to the letter, dated October 15, 2015, from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced registration statement on Form F-1 (the “Amended Registration Statement”) that was filed on October 9, 2015. Courtesy hard copies of this letter are also being delivered to you.

Capitalized terms used but not otherwise defined in this letter are used with the meanings assigned to them in the Amended Registration Statement.

Recent Developments – Expected Third Quarter 2015 Results, page 7

1.	We note that you provide expected results for the three months ended September 30, 2015, and in addition to expected revenues, you provide expected Adjusted EBITDA, which is a non-GAAP measure. In order to provide, with equal or greater prominence, the most directly comparable GAAP financial measure, please revise to include expected net profit for the three months ended September 30, 2015. See Item 10(e)(1)(i)(A) of Regulation S-K. Additionally, explain any changes in expected net profit for the three months ended September 30, 2015 as compared to the comparable period of the prior year.

Securities and Exchange Commission October 16, 2015

Response:

The Registrant respectfully submits that net profit information for the three month period ended September 30, 2015 was not available to the Registrant at the time Amendment No. 3 to the Registration Statement was filed without unreasonable effort (see Item 10(e)(1)(i)(B) of Regulation S-K) because the Registrant’s period closing procedures necessary for the determination of certain items, in particular material tax items, required for the calculation of net profit were not yet complete. The Registrant is working in order to provide an estimate of net profits in an amendment to the Amended Registration Statement (the “Fourth Amended Registration Statement”) that it intends to file Monday morning and will either include that estimate along with a brief discussion of any changes in expected net profits for the three month period ended September 30, 2015 compared to the three month period ended September 30, 2014 or will provide an explanation of why the estimate is still not available without unreasonable effort.

Report of Independent Registered Public Accounting Firm, page F-26

2.	Please revise to remove the explanatory or restrictive legend from your independent auditors report and finalize the date of the report upon completion of the Restructuring and prior to effectiveness. Similarly, please finalize the date of your independent auditor’s consent filed as Exhibit 23.1.

Response:

As we have discussed with the Staff, the steps of the pre-IPO restructuring described in note 1 to the consolidated financial statements are expected to be completed between Saturday, October 17 and Sunday, October 18. The Registrant’s independent registered public accounting firm, Reconta Ernst &Young has advised the Registrant that, once those steps are completed, they will be in a position to remove the restrictive legend and include the date on a signed audit report. In accordance with the timetable we previously discussed with the Staff, the Registrant intends to file the Fourth Amended Registration Statement in the morning of October 19, 2015 including such unlegended, dated and signed audit report and the related consent, as well as the executed Exhibit 5 opinion of Dutch counsel discussed below. At that time, the Registrant also intends to submit a request that the effectiveness of the Amended Registration Statement be accelerated and the Registration Statement be declared effective at 4 p.m. Eastern Daylight Time, October 20, 2015, in anticipation of the pricing of the offering expected to occur shortly after the close of the markets on October 20, 2015.

Securities and Exchange Commission October 16, 2015

Exhibits

3.	As discussed during our call with counsel on October 15, 2015, we note that Amendment No. 3 makes reference to a contract manufacturing agreement with Maserati. Please file such agreement as an exhibit, or tell us why you do not believe that it is required to be filed. In that regard, we note that Maserati S.p.A. is controlled by Fiat Chrysler Automobiles N.V. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

In response to the Staff’s comment, the Registrant intends to file the agreement with Maserati as an exhibit to the Fourth Amended Registration Statement. The Company will simultaneously submit a confidential treatment request with respect to a limited class of confidential and proprietary pricing and volume information and technical specifications all of which are competitively sensitive and the details of which are not material to investors.

Exhibit 5.1

4.	We note that the revised legality opinion indicates that counsel’s services shall be governed by its General Terms and Conditions, including a limitation of liability and a nomination of competent jurisdiction. Please tell us why such statement is both necessary and appropriate. In the alternative, please have counsel remove such statement from the legality opinion.

Response:

In response to the Staff’s comment, the Registrant intends to file with the Fourth Amended Registration Statement a revised and signed Exhibit 5 opinion of Dutch counsel that will include the following language “The General Terms and Conditions (as referred to in the footnote of this opinion letter) do not apply to this opinion letter.” This approach is consistent with other filings including the opinion delivered by Dutch counsel to FCA in FCA’s most recent registration statement (http://www.sec.gov/Archives/edgar/data/1605484/000160548415000030/exhibit_52.htm)

5.	We note that the revised opinion indicates that the Shares (which includes the Special Voting Shares) have been duly authorized, validly issued, fully paid and are non-assessable. However, it appears that the Special Voting Shares have not yet been issued. Please advise.

Securities and Exchange Commission October 16, 2015

Response:

The form of Exhibit 5 opinion of Dutch counsel filed with the Amended Registration Statement addressed the validity of the issued and outstanding share capital of the Registrant prior to the offering. These consist of common shares and special voting shares held by Fiat Chrysler Automobiles N.V. and Mr. Piero Ferrari so the Exhibit 5 opinion correctly indicated that all such shares – consisting of both common shares and special voting shares – had been duly authorized, validly issued and fully paid and are non-assessable. The Registrant now understands that the Staff’s prior comment requesting that Dutch counsel’s opinion also cover special voting shares was intended to address the possible future issuance of special voting shares to public shareholders. Therefore, the Registrant intends to file with the Fourth Amended Registration Statement a revised signed Exhibit 5 opinion of Dutch counsel addressing the validity of any special voting shares that may be issued in the future in accordance with the Registrant’s articles of association.

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Securities and Exchange Commission October 16, 2015

Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

Scott D. Miller

cc:	Sonia Bednarowski

Claire Erlanger

Melissa Raminpour

(Securities and Exchange Commission)

Alessandro Gili

Carlo Daneo

(New Business Netherlands N.V.)

Richard K. Palmer

Giorgio Fossati

(Fiat Chrysler Automobiles N.V.)

Oderisio de Vito Piscicelli